Exhibit 99.1

GEHI Announces Plan for Closing of Merger and Transfer to NYSE American

BEIJING, December 7, 2023 -- Gravitas Education Holdings, Inc. (“GEHI” or the “Company”) (NYSE: GEHI), a leading early childhood education service provider in China, announced today that, the transaction parties have received all necessary regulatory approvals related to the merger transaction (the “Merger”) by and among the Company, NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”) and Elmtree Inc., a Cayman Islands exempted company limited by shares wholly owned by Best Assistant (“eLMTree”). All conditions precedent to Closing have been satisfied, and the transaction parties will proceed with the closing of the Merger (the “Closing”).

As previously announced, a special cash dividend of US$5.628 per American depositary share (“ADS(s)”), or US$0.5628 per ordinary share, will be payable on or before the 21st day after the date of Closing to shareholders of record at the close of business in the Cayman Islands and holders of ADSs at the close of business in New York on December 11, 2023. The aggregate amount of cash dividends to be paid is approximately US$16 million. In order to retain the right to the cash dividend, ADS holders of the Company need to hold the ADSs until the ex-dividend date, which shall be the first business day after the Closing.

The Company also announced that it has entered into a second omnibus amendment and waiver (the “Second Amendment Agreement”), pursuant to which the transaction parties have agreed, among other things, to change the acceptable listing venue of the Company, to amend certain condition precedent to Closing and to amend and waive certain condition precedent to the sale of the Company’s shares by certain existing shareholders of the Company pursuant to a share purchase agreement dated April 18, 2023, as amended, to NetDragon. Pursuant to the Second Amendment Agreement, the transaction parties have agreed that in addition to New York Stock Exchange (the “NYSE”), NYSE American LLC (“NYSE American”) and any tier of the Nasdaq Stock Market are also the qualified stock exchanges on which the Company may be listed in connection with the Merger.

The Company further announced that it will transfer the listing of its ADSs from the NYSE to NYSE American upon completion of the Merger. The Company has received the approval for listing from the staff of the NYSE American on December 6, 2023. The Company expects to begin trading on the NYSE American on or about December 13, 2023 under the new name “Mynd.ai, Inc.” and the new ticker symbol of “MYND”. Before that, the Company will continue to trade on NYSE under its current ticker symbol “GEHI”.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn

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